Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 10, 2023

VIA EDGAR CORRESPONDENCE

Chad D. Eskildsen
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review of First Trust Exchange-Traded Fund III (File number 811-22245)

Dear Mr. Eskildsen:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the First Trust Exchange-Traded Fund III (the “Trust”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for their respective fiscal years (each, an “Annual Report” and collectively, the “Annual Reports”) as filed on Form N-CSR with the Staff.

Comment 1

For the First Trust Preferred Securities and Income ETF and First Trust Institutional Preferred Securities and Income ETF, the Annual Report indicates that each of the Funds made a return of capital distribution during the fiscal year. Please explain why Item B.23 (“Rule 19a-1 Notice”) of the Form N-CEN, dated October 31, 2022, does not include these Funds.

Response to Comment 1

The Rule 19a-1 Notice calculations are completed throughout the year as distributions are declared. The calculations are based on the book financial accounting records of the fund, which is disclosed on the Rule 19a-1 Notices. The distributions for the First Trust Preferred Securities and Income ETF (“FPE”) and First Trust Institutional Preferred Securities and Income ETF (“FPEI”) were declared as ordinary income. When the FPE and FPEI Rule 19a-1 Notices were calculated following each distribution, all of the income from a book perspective was from ordinary income. There was no return of capital. The annual report for FPE and FPEI reflects return of capital distributions as a result of tax reclasses in the shareholder report causing some of the distribution to be reclassed as return of capital. Therefore, no Rule 19a-1 Notices were filed for the Form N-CEN, dated October 31, 2022, because based on the book calculations throughout the year, FPE and FPEI had only ordinary income distributions.

Comment 2

For the First Trust New York Municipal High Income ETF, at July 31, 2022, the Fund had $38,201 listed as “Due from advisor” on the Statement of Assets and Liabilities. Please describe in correspondence the frequency that the “Due from advisor” receivable is cash-settled and confirm the settlement terms are the same terms as the payments to the Advisor. In addition, please inform the Staff of the components of the “Due from advisor” amounts as of July 31, 2022.

Response to Comment 2

The “Due from advisor” amount of $38,201 in the First Trust New York Municipal High Income ETF (“FMNY”) resulted from odd-lot sales of securities at prices below the round lot price of the securities as of the sale date for which the Advisor chose to reimburse FMNY. The Advisor reimbursement to FMNY was achieved by the Advisor waiving its monthly advisory fees until the full amount was reimbursed. The fee waiver for the reimbursement began in August 2022 and was fully reimbursed on March 7, 2023, with the final waiver of February’s advisory fees.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

First Trust Exchange-Traded Fund III

File Number	Fund Name	FYE Reviewed
811-22245	First Trust Preferred Securities and Income ETF	10/31/22
811-22245	First Trust Institutional Preferred Securities and Income ETF	10/31/22
811-22245	First Trust New York Municipal High Income ETF	7/31/22